RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2009

and

December 31, 2008

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the Board of Directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 20. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

De Visser Gray LLP has audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and has expressed their opinion in the auditors’ report.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President and Chief Executive Officer	Chief Financial Officer

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

De VISSER GRAY LLP
CHARTERED ACCOUNTANTS-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
401-905 West Pender St.
Vancouver, B.C.
V6C 1L6
t 604.687-5447
f 604.687.6737

AUDITORS’ REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets of Rubicon Minerals Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 29, 2010

RUBICON MINERALS CORPORATION

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER  FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework, by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2009. De Visser Gray LLP, an independent registered public accounting firm of Chartered Accountants, appointed by the shareholders, have performed an audit on the effectiveness of our internal controls over financial reporting, as of December 31, 2009 and their report is attached.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President and Chief Executive Officer	Chief Financial Officer

De VISSER GRAY LLP
CHARTERED ACCOUNTANTS-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
401-905 West Pender St.
Vancouver, B.C.
V6C 1L6
t 604.687-5447
f 604.687.6737

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rubicon Minerals Corporation

We have audited the internal control over financial reporting of Rubicon Minerals Corporation (the “Company”) as of December 31, 2009, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and  the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of  and for the year ended December 31, 2009 of the Company and our report dated March 29, 2010 expressed an unqualified opinion on those financial statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 29, 2010

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	As at December 31
	2009	2008
	Restated (Note 19)
Assets
Current assets
Cash and cash equivalents	$2,377,399	$18,753,749
Temporary investments (note 6)	125,418,231	4,011,587
Marketable securities (note 7)	66,532	73,380
Amounts receivable	1,108,511	188,461
Prepaid expenses and supplier advances	333,343	109,757
	129,304,016	23,136,934

Other investments (note 8)	1,127,819	652,961
Buildings and equipment (note 9)	987,245	177,115
Mineral property costs (note 10) (Schedule)	114,209,833	82,862,073
Reclamation deposits (note 11)	498,000	5,000
	$246,126,913	$106,834,083

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,038,999	$793,393
Corporate income tax payable	-	22,603
	4,038,999	815,996

Future income taxes (note 14)	13,391,328	15,525,226
Shareholders’ equity
Share capital (note 12(a))	246,391,590	109,912,429
Contributed surplus (note 12(d))	5,750,527	4,012,933
Deficit	(22,659,689)	(22,103,360)
Accumulated other comprehensive loss (note 13)	(785,842)	(1,329,141)
	228,696,586	90,492,861
	$246,126,913	$106,834,083
See accompanying notes to the consolidated financial statements

Commitments (Note 16)
Subsequent events (Note 18)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

-  -

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31
	2009	2008	2007
		Restated (Note 19)	Restated (Note 19)
Expenses
Amortization	$64,878	$70,391	$52,304
Consulting	9,207	74,259	85,569
General mineral exploration	212,265	232,932	189,027
Investor relations	657,820	630,626	397,115
Office	253,213	174,387	270,288
Part XII.6 tax on flow-through	26,102	159,279	-
Professional fees	211,488	200,085	353,126
Rent	101,213	81,308	54,586
Re-organization costs	-	-	64,691
Salaries	1,231,694	944,150	1,032,130
Stock-based compensation (note 12(b))	1,638,405	659,806	576,605
Transfer agent and regulatory filing fees	150,899	121,161	130,141
Travel and accommodation	136,026	138,534	122,457
Write-off of mineral property costs	-	-	224,696

Loss before other items	(4,693,210)	(3,486,918)	(3,552,735)
Foreign exchange gains (losses)	2,132,034	(2,894,204)	2,142,247
Interest and other income	214,243	732,798	941,330
Option and administration fees received in excess of property costs	249,070	578,664	317,801
Gain (loss) on sale of investments	(96,721)	(222,491)	7,822
Other (losses) and gains	566	(357,343)	128,779
Loss on disposal of equipment	(4,024)	(4,475)	-
Loss on equity investment	-	-	(75,938)
Loss before income taxes	(2,198,042)	(5,653,969)	(90,694)
Current income tax expense	(3,902)	(22,603)	(7,000)
Future income tax recovery (note 14)	1,645,615	3,276,809	23,560

Net loss for the year	(556,329)	(2,399,763)	(74,134)
Deficit, beginning of the year	(22,103,360)	(19,703,597)	(19,629,463)
Deficit, end of the year	$(22,659,689)	$(22,103,360)	$(19,703,597)

Net loss per common share	$(0.00)	$(0.02)	$(0.00)
Fully diluted loss per common share*	$(0.00)	$(0.02)	$(0.00)
Weighted average number of common shares outstanding	186,958,831	148,878,778	118,158,856
Fully diluted weighted average number of common shares outstanding*	186,958,831	148,878,778	118,158,856

* The exercise of options and warrants, in all years, would have been anti-dilutive and so has been excluded from the calculation of fully diluted common shares.
See accompanying notes to the consolidated financial statements

-  -

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	For the years ended December 31
	2009	2008	2007
		Restated (Note 19)	Restated (Note 19)
Net loss for the year	$(556,329)	$(2,399,763)	$(74,134)

Other comprehensive income (loss) in the year
Fair value adjustment on available for sale financial instruments:
Temporary investments	(75,432)	25,021	(19,852)
Other investments and marketable securities	522,010	(2,407,906)	368,727
Less realized (gains) and losses on other investments and marketable securities reclassified to net income	96,721	222,491	(7,822)
Less impairment losses on other investments and marketable securities reclassified to net income	-	281,647	-
	618,731	(1,903,768)	360,905
Other comprehensive income (loss) in the year	543,299	(1,878,747)	341,053
Comprehensive income (loss) for the year	(13,030)	(4,278,510)	266,919

Adjustment to accumulated other comprehensive income on adoption of new standard	-	-	208,553
Accumulated comprehensive loss, beginning of the year	(23,432,501)	(19,153,991)	(19,629,463)
Accumulated comprehensive loss, end of the year	$(23,455,531)	$(23,432,501)	$(19,153,991)

See accompanying notes to the consolidated financial statements

-  -

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2009	2008	2007
		Restated (Note 19)	Restated (Note 19)
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(556,329)	$(2,399,763)	$(74,134)
Adjustment for items which do not involve cash:
Amortization	64,878	70,391	52,304
Stock-based compensation	1,638,405	659,806	576,605
Write-off of mineral property costs	-	-	224,696
(Gain) loss on sale of investments	96,155	222,491	(176,201)
Foreign exchange (gains)	(2,132,034)	2,894,204	(2,142,247)
Other (gains) and losses	4,024	342,788	-
Loss on equity investment	-	-	75,938
Option receipt in excess of property costs	(109,813)	-	-
Interest and other income	64,639	43,458	135,318
Future income tax recovery	(1,645,615)	(3,276,809)	(23,560)
	(2,575,690)	(1,443,434)	(1,351,281)
Changes in non-cash working capital components:
Prepaid expenses	(223,586)	(66,259)	(14,750)
Amounts receivable	(937,451)	454,865	(157,694)
Accounts payable and accrued liabilities	640,418	(147,039)	66,749
Corporate income taxes payable	(22,603)	(51,397)	(78,000)
	(3,118,912)	(1,253,264)	(1,534,976)
Investing Activities*
Temporary investments	(121,546,149)	11,052,489	(11,218,285)
Mineral property costs	(27,611,890)	(16,893,521)	(11,415,083)
Reclamation deposits	(493,000)	-	-
Recovery of property costs incurred	137,683	1,392,438	2,844,874
Management and administration fees received	-	7,193	163,789
Purchase of investments and equipment	(960,010)	(94,195)	(144,830)
Proceeds of sale of investments and equipment	163,813	193,060	1,659,211
	(150,309,553)	(4,342,536)	(18,110,324)
Financing Activities*
Common shares issued	144,544,906	10,298,529	27,737,051
Share issue costs	(7,492,791)	(740,289)	(534,122)
	137,052,115	9,558,240	27,202,929
Increase (decrease) in cash and cash equivalents	(16,376,350)	3,962,440	7,557,629
Cash and cash equivalents, beginning of the year	18,753,749	14,791,309	7,233,680
Cash and cash equivalents, end of the year	$2,377,399	$18,753,749	$14,791,309

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 17.
See accompanying notes to the consolidated financial statements

-  -

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2007	Gross Expenditures 2008	Recovery 2008	Balance December 31 2008	Gross Expenditures 2009	Recovery 2009	Balance December 31 2009
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$3,726,540	$328,744	$-	$4,055,284	$561,229	$-	$4,616,513
Exploration costs:
Geological and geochemical	1,831,786	333,167	-	2,164,953	1,299,196	-	3,464,149
Drilling	8,518,334	10,795,895	-	19,314,229	10,815,628	-	30,129,857
Geophysical	101,147	355,115	-	456,262	57,435	-	513,697
Travel and accommodation	208,505	96,635	-	305,140	97,632	-	402,772
Other	92,902	16,833	-	109,735	622,979	-	732,714
Underground exploration	-	734,849	-	734,849	16,966,760	-	17,701,609
Amortization	-	-	-	-	80,979	-	80,979
	14,479,214	12,661,238	-	27,140,452	30,501,838	-	57,642,290

Other Red Lake Properties
Acquisition and option payments	604,501	180,563	(174,996)	610,068	166,844	(120,282)	656,630
Exploration costs:
Geological and geochemical	1,813,207	109,308	(49,061)	1,873,454	-	-	1,873,454
Drilling	2,990,408	1,395,980	(296,199)	4,090,189	51,204	-	4,141,393
Geophysical	297,229	64,421	-	361,650	165,862	-	527,512
Travel and accommodation	136,975	21,109	(300)	157,784	-	-	157,784
Other	54,704	21,096	-	75,800	1,258	-	77,058
Administration fees (earned)	(717,234)	-	(7,191)	(724,425)	-	-	(724,425)
	5,179,790	1,792,477	(527,747)	6,444,520	385,168	(120,282)	6,709,406

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	37,200,284	-	-	37,200,284	-	-	37,200,284
Exploration costs
Geological and geochemical	777,287	1,037,621	-	1,814,908	38,155	-	1,853,063
Drilling	1,800,184	571,325	-	2,371,509	-	-	2,371,509
Travel and accommodation	8,320	17,910	-	26,230	-	-	26,230
Claim rental	423,960	401,295	-	825,255	425,168	-	1,250,423
	40,210,035	2,028,151	-	42,238,186	463,323	-	42,701,509

See accompanying notes to the consolidated financial statements

-  -

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs (continued)
(Stated in Canadian Dollars)

	Balance December 31 2007	Gross Expenditures 2008	Recovery 2008	Balance December 31 2008	Gross Expenditures 2009	Recovery 2009	Balance December 31 2009

UNITED STATES OF AMERICA (continued)
NEVADA
Nevada Properties
Acquisition and option payments	$6,176,343	$1,192	$-	$6,177,535	$-	$-	$6,177,535
Exploration costs
Geological and geochemical	79,449	217,528	-	296,977	110,444	-	407,421
Geophysics	31,809	530,849	-	562,658	7,269	-	569,927
Other	418	1,327	-	1,745	-	-	1,745
	6,288,019	750,896	-	7,038,915	117,713	-	7,156,628

Mineral Property Costs	$66,157,058	$17,232,762	$(527,747)	$82,862,073	$31,468,042	$(120,282)	$114,209,833

Mineral Property Costs Written-off
The composition of the write-off figures by property classification is as follows:

	2007	2008	2009
Other Red Lake Properties	$224,696	$-	$-
Total costs written-off	224,696	-	-

Aggregate cost recoveries and administration fees received	3,342,060	527,747	120,282
Total write-offs and recoveries	$3,566,756	$527,747	$120,282

See accompanying notes to the consolidated financial statements

-  -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist. The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 19, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission.  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  The investment in Constantine Metal Resources Ltd. was accounted for on the equity basis until July 2007 when it ceased to qualify as an equity accounted investment. All inter-company balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests, the determination of stock-based compensation and the determination of future income tax liability and valuation allowances.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.  Cash and cash equivalents are designated as available for sale and are carried at fair value.

Marketable Securities

Marketable securities include the Company’s investments in shares of public companies for which there are no intention to hold for periods of longer than one year.  These investments have been categorized as available for sale financial instruments and are carried at fair value.  Adjustments to fair value are recorded in other comprehensive income unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Company’s investments in shares receivable of Africo Resources Ltd. and other public company shares and have been categorized as available for sale financial instruments and as such are carried at fair value. These investments are considered non-current assets as the Company intends to hold them for a period of greater than one year.  Adjustments to fair value are recorded in other comprehensive income unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

Buildings and Equipment

Buildings and equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of between  5% and 50% and straight line over the remaining period of the lease plus one renewal period for leasehold improvements.

Mineral Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.  Fees earned in excess of deferred costs are recorded into income.

Reclamation Deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on a discounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  In January, 2009, the Company filed a closure plan with the government of Ontario which created closure obligations on the Phoenix property, see note 11.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date.  Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Comprehensive Income

Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The statement of comprehensive income or loss includes unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, temporary investments, marketable securities, amounts receivable, other investments, reclamation deposits and accounts payable and accrued liabilities.

Cash, cash equivalents, temporary investments, marketable securities, other investments and reclamation deposits have been classified as available-for-sale and are re-valued to market at each period end.  Unrealized gains and losses on re-valuation are recorded to other comprehensive income.  Upon realization, gains and losses are transferred to income.

Amounts receivable, are classified as loans and receivables and are carried at amortized cost.  Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

Equity accounted investments are not considered to be financial instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

All stock and stock option based awards made to employees and consultants are recognized in these consolidated financial statements and measured using a fair value based method.  The associated compensation expense is allocated to operations or capitalized to mineral property costs, depending on the nature of the services performed.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options or warrants were earned, is transferred to share capital.

Income Taxes

The Company uses the liability method of accounting for taxes.  Under this method the Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

Flow-through Shares

The Company follows the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. On the date that the Company files the renouncement documentation with the tax authorities to renounce the tax credits associated with the exploration expenditures and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Net income (loss) per common share

Net income (loss) per common share has been calculated using the weighted-average number of common shares outstanding during each year.   The dilutive effect of outstanding options and warrants are reflected in fully diluted net income (loss) per share by the application of the treasury method which assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net income (loss) per share. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Comparative Figures

Certain of the 2008 figures have been reclassified to conform to the current year financial statement presentation. The reclassifications consist of separately identifying reclamation deposits which were previously classified as accounts receivable in 2008 and combining investments in companies spun-off with other investments.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Adoption of this guidance did not have an effect on the Company’s financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, “Mining Exploration Costs”.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

Financial Instruments Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  See note 5.

Canadian Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

(a) Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

 (b)                 International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company expects the transition to IFRS to impact accounting policies, financial reporting and information technology systems and processes.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

4.	CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash, cash equivalents, and temporary investments to be its manageable capital.  The Company’s policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally two years.  The Company accesses capital markets as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to securities issued by the federal or provincial governments of Canada.  The Company currently has no externally imposed capital requirements.

5.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 –	measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2 –	measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;
Level 3 –	measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial instruments carrying amounts and fair values by categories and levels per the fair value hierarchy are as follows:

	Fair Value Level	2009		2008
		Available for sale at fair value	Loans and receivables/ other financial liabilities at amortized cost	Available for sale at fair value	Loans and receivables/ other financial liabilities at amortized cost
Financial assets:
Cash and cash equivalents	1	$2,377,399	$-	$18,753,749	$-
Temporary investments	1	125,418,231	-	4,011,587	-
Marketable securities	1	66,532	-	73,380	-
Amounts receivable		-	1,108,510	-	188,461
Other investments	1	1,127,819	-	652,961	-
Reclamation deposits	2	498,000	-	5,000	-
		$129,487,981	$1,108,510	$23,496,677	$188,461
Financial liabilities:
Accounts payable and accrued liabilities		$-	$4,038,999	$-	$793,393
		$-	$4,038,999	$-	$793,393

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalents and temporary investments amounting to $127.8 million at December 31, 2009, in Canadian federal government treasury bills.  As the Company’s policy is to limit excess cash investments to Canadian federal and provincial government instruments, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from amounts receivable at December 31, 2009, amounted to $1,108,510.  This balance includes amounts due and accrued from the Canadian government of $1,056,520 for GST refunds and $51,990 of miscellaneous receivable items. Consequently, management considers the credit risk to be negligible.

Liquidity Risk

The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

The Company’s only foreign exchange risk from financial instruments is its exposure to US Dollar exchange rate changes on accounts payable arising from US exploration expenditures in Alaska and Nevada.  Due to the short term nature of these liabilities, the risk is not considered material by management and no hedging is considered necessary.  A reasonably possible change in US exchange rates, during the period would have had no material effect on net income or other comprehensive income.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in discounted instruments with pre-determined fixed yields.  Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs.  Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 1.0%, on the December 31, 2009 balance of cash investments, over a year period, would result in a change to net income of approximately $1,278,000.

Price Risk

The Company is exposed to price risk on its portfolio of junior mining company shares which include significant investments in shares received from the spin out of assets previously held by the Company.  Due to the volatility of this class of shares, the risk of value change is significant.  The Company’s policy to manage this risk is to liquidate sufficient shareholdings to cover cost outlays as soon as possible, market conditions permitting and thereafter liquidate the balance when market conditions are favourable.  Unrealized gains and losses are reported in other comprehensive income.
5.

The Company’s “Investment in Companies Spun Off” (note 8) largely consists of the right to receive the proceeds on exercise of Africo Resources Ltd. options granted to Rubicon personnel at the December 2006 plan of arrangement. Where these options expire or are forfeited, Rubicon will receive the underlying Africo shares at no cost.  As such, this investment is exposed to the same price risk as an investment in Africo shares would.  However, the maximum value to be received per

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

5	FINANCIAL INSTRUMENTS (continued)

option is the exercise price.  No early liquidation of this asset is possible.  Unrealized gains and losses on the Africo share value portion are reported in other comprehensive income.

Management considers the historical volatility of shares held to be an indicator of a reasonably possible change in value.  If the market prices for all shares held by the Company and the Africo shares underlying the Africo share rights, as described above, at period end, had increased or decreased by the weighted average volatility of 96% annually, then there would have been an increase or decrease in other comprehensive income of approximately $1,082,000

6.	TEMPORARY INVESTMENTS

Temporary investments consists of several Government of Canada T-Bills maturing at various dates in 2010, with an aggregate carrying value and market value of $125,418,231 at December 31, 2009 ($4,011,587– December 31, 2008) and effective interest rates ranging from 0.14% to 0.46%   Market value is determined from broker quotations.

7.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $66,532 (2008 - $73,380) at year end.  Market values were based on quoted prices in an active market.

8.	OTHER INVESTMENTS

	December 31, 2009	December 31, 2008
	Carrying and Market Value	Carrying and Market Value

Investments in companies spun-off (1)	$168,694	$153,400
Investments in other public company shares (2)	959,125	499,561

	$1,127,819	$652,961

(1)
Investment in companies spun-off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The December 31, 2009, carrying value and fair value of $168,694 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares.

(2)
Other investments in public company shares have aggregate carrying and market value of $959,125 at December 31, 2009. Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

9.	BUILDINGS AND EQUIPMENT

			December 31 2009			December 31 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$204,193	$84,132	$120,061	$137,425	$66,002	$71,423
Furniture and fixtures	164,569	73,267	91,302	105,736	57,664	48,072
Software	191,757	111,012	80,745	113,294	70,422	42,872
Leasehold improvements	12,291	9,218	3,073	12,291	5,531	6,760
Field equipment	263,219	27,920	235,299	8,876	888	7,988
Trucks	70,459	10,569	59,890	-	-	-
Buildings	411,352	14,477	396,875	-	-	-

	$1,317,840	$330,595	$987,245	$377,622	$200,507	$177,115

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location.  It is not a comprehensive listing of all past or present property interests.

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

Pursuant to the terms of two separate agreements in 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

i)	Water Claims Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000,000 in advance royalty payments described above.

ii)	Land Claims Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented claims). These claims are subject to a sliding scale NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum Cdn$1,500,000 in advance royalty payments described above.

The Company holds a 100% interest in the surface rights to the Land Claims.

Other Red Lake Properties

i)	Adams Lake Property

The Company holds a 100% interest in 35 unpatented claims (236 units) in the Balmer and Bateman townships.

ii)	Advance Property

The Company holds a 100% interest in 13 patented mining claims (approximately 39 ha) in the Todd Township.

iii)	DMC Property

The Company holds a 100% interest in 130 unpatented claims (263 units) which are subject to several underlying agreements.  An option agreement, signed in 2005, with Agnico-Eagle Mines Ltd., for a 51% interest in certain of the DMC claims was terminated in 2008.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (continued)

iv)	East Bay Property

The Company holds a 100% interest in 43 unpatented claims (123 units) located in the Bateman and Blackbear townships.

v)	Humlin Property

The Company holds a 100% interest in 31 unpatented mining claims (294 units) located in Fairlie Township. An option agreement, signed in 2006, with Solitaire for a 55% interest in the property was terminated in 2008.

vi)	McCuaig JV Property

The Company holds a 60% interest in 3 unpatented claims (10 units) in Dome Township.

vii)	Red Lake North Property

The Red Lake North Property, including the Sidace Lake area claims, is comprised of 48 unpatented claims (337 units) in the Black Bear Lake, Coli Lake and Sobeski Lake areas.

Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

Pursuant to an option agreement signed during 2006 and amended during 2009, the Company optioned a 55% interest in 45 unpatented mining claims from the Red Lake North Property to Solitaire.  Pursuant to the terms of the agreement Solitaire has paid $5,000 cash and issued 50,000 common shares and must incur $2,500,000 ($751,000 outstanding) of exploration expenditures before May of 2011.

viii)	Slate Bay Property

The Company holds a 100% interest in 30 unpatented claims (153 units) located in the McDonough, Dome and Graves townships.

ix)	West End Property

The Company holds a 100% interest in 19 unpatented claims and a 50% interest in 4 unpatented claims (87 units in total) in the Ball, Todd and Hammell Lake townships.

Option Agreement with Halo Resources Ltd. (“Halo”)

During 2008, the Company optioned a 60% interest in the West End Property to Halo.  Under the terms of the letter agreement, Halo must incur $1 million of exploration expenditures on the property over 4 years and make option payments to the Company amounting to $120,000 over 4 years.  Halo will then have the right to earn an additional 15% by funding a bankable feasibility study.

x)	Wolf Bay Property

The Company holds a 100% interest in 5 unpatented mining claims and a 50% interest in 18 unpatented mining claims (108 units in total) in the Todd and Hammell Lake townships.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (continued)

West End Red Lake Option

An option agreement, signed in 2002, with Redstar Resources Ltd., for a 70% interest in certain claims in the West End and Wolf Bay properties, was terminated in 2007.

xi)	Manitou Property

During 2007, the Company returned the Manitou property to the vendor and wrote off costs of $231,831 incurred to that time.

xii)	English Royalty Division (“ERD”)

The Company holds ownership or royalty interests in 51 properties (2008 – 60, 2007 – 63) designated as the English Royalty Division.  These properties, included in the ERD, are not explored by the Company but are held for the purpose of earning option and possible royalty income and deriving potential increases in value from successful exploration by optionees.  The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts.

During 2009, the Company recorded cash and share receipts (before costs) of $195,434 (2008 - $712,523, 2007 – $885,500) from ERD options.  As the Company has now recovered all costs of acquisition and maintenance of these properties they are carried at $nil.

ALASKA, USA

Alaska Properties

Pursuant to the McEwen Agreement which closed on May 18, 2007, the Company acquired 100% of the outstanding shares of McEwen Capital Corp. (renamed Rubicon Alaska Holdings Inc. and hereinafter referred to as “RAH Inc.”). The results of RAH Inc.’s operations have been included in the consolidated financial statements since February 24, 2007, the date of the Letter of Intent and the date the Company commenced financing the operations of the acquisition.  The aggregate purchase price was $22 million consisting of 31,428,571 common shares of the Company at a deemed price of $0.70 per share.  The share value was determined based on the average closing price of the Company’s shares on the TSX on the
5 days prior to date of the Letter of Intent.  In addition, the Company incurred $426,387 in acquisition costs which were capitalized with the purchase.

The following table summarizes the assets acquired and liabilities assumed on the date of the acquisition:

Mineral properties	$37,155,461
Future income tax liability	(14,729,074)
Total cost	$22,426,387

Consisting of:
Common shares issued at $0.70	$22,000,000
Other acquisition costs	426,387
Total cost	$22,426,387

The sole assets of RAH Inc. consisted of two mineral claim groups in the Goodpaster Mining District of Alaska.  At the date of the acquisition, RAH Inc. had tax deductible mineral pools of approximately $1.2 million and therefore the Company recorded a future tax liability of $14,729,074 inherent in the purchase.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

10. MINERAL PROPERTY INTERESTS (continued)

The two claim groups are further described as follows:

i)	New Horizon Claims

Pursuant to the McEwen Agreement, the Company acquired a 100% interest in the New Horizon Claims covering approximately 330,000 acres in the Goodpaster Mining District of Alaska.  These claims had been previously acquired by RAH Inc. through staking.  During 2008, the area held was reduced to 195,280 acres.

ii)	Kiska (formerly Rimfire) Option Properties

Pursuant to the McEwen Agreement, the Company acquired an option granted by Kiska Metals Corporation (“Kiska”, formerly Rimfire Minerals Corporation) to acquire up to a 70% interest, subject to underlying royalties, in certain mineral claims, covering approximately 185,520 acres, in the Goodpaster Mining District of Alaska.  Pursuant to the terms of this option agreement, the Company can earn a 60% interest in the property by expending US$4.8 million on the property over a five and half year period as follows (including expenditures made prior to the acquisition):

(a)  US $750,000 before November 27, 2007 (incurred);
(b)      an aggregate of US $1,500,000 on or before November 27, 2008 (incurred);
(c)      an aggregate of US $2,250,000 on or before November 27, 2009 (incurred);
(d)      an aggregate of US $3,000,000 on or before November 27, 2010;
(e)      an aggregate of US $3,800,000 on or before November 27, 2011; and
(f)      an aggregate of US $4,800,000 on or before November 27, 2012.

The Company may earn a further 10% interest by completing a feasibility study and at Kiska’s election, may obtain an additional 5% interest by providing a project financing loan repayable from Rimfire’s cash flows from production.

All commitments under the McEwen agreement for exploration expenditures on the Alaska properties were completed in 2008. There are no further commitments under this agreement.

NEVADA-UTAH, USA

Nevada – Utah Properties

Pursuant to the McEwen Agreement, the Company acquired mineral rights on an approximate 225,000 acre land package, predominantly in Elko County, Nevada and extending into Box Elder County Utah for 8,571,429 common shares of the Company, valued at $0.70 per share for total consideration of $6 million.  In addition the Company incurred $106,182 of acquisition costs which were capitalized with the acquisition.  The majority of the mineral rights are 100% owned subject to certain royalty interests.

All commitments under the McEwen agreement for exploration expenditures on the Nevada properties were completed in 2008.

11.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional deposits will be required if closure amount estimates increase.

11.	ASSET RETIREMENT OBLIGATIONS (continued)

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

12.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.
Issued share capital consists of the following:

	2009			2008			2007
	Number of Shares	$		Number of Shares	$		Number of Shares	$
Balance, beginning of year	156,151,871		109,912,429	147,871,501		103,572,229	76,810,525		47,991,901
Public offering(2), (3)	18,975,000		81,398,435	-		-	-		-
Private placements (1), (3)	25,000,000		37,445,025	8,166,670		9,460,640	26,265,462		24,165,197
Mineral properties	-		-	-		-	40,000,000		28,000,000
Stock options exercised (4)	2,408,300		3,255,186	113,700		155,349	1,547,374		1,476,765
Warrants exercised	10,682,843		16,024,265	-		-	3,152,792		1,451,905
Flow-through renunciation (5)	-		(1,643,750)	-		(3,275,789)	-		-
Agent share commissions	-		-	-		-	393,262		700,006
Shares returned	-		-	-		-	(297,914)		(213,545)
Balance, end of year	213,218,014		246,391,590	156,151,871		109,912,429	147,871,501		103,572,229

(1)	On March 5, 2009, the Company closed a $40 million private placement financing and issued 25 million common shares at $1.60 per share. A commission of $2.2 million (5.5%) was paid to the underwriters.
(2)	On November 12, 2009, the Company closed an $86 million public offering and issued 18.975 million common shares at $4.55 per share. A commission of $4.0 million (4.6%) was paid to the underwriters.
(3)
 Proceeds are net of total issue costs for both financings, of $7,492,791 including commissions (2008 - $740,289, 2007 -1,234,128). Nil (2008 – 4,870,370, 2007 – 4,651,200) shares were issued under flow-through share purchase agreements.

(4)	Inclusive of the original $1,070,796 (2008 - $57,750, 2007 – $377,399) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(5)
On February 28, 2009 the Company renounced $6.6 million of exploration expenditures to flow-through share investors and recorded the effect of the reduction in future tax deductible expenses against share capital.

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company (up to  18,123,531 options at December 31, 2009).  No specific vesting terms are required.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

b)	Stock Options (continued)

The following is a summary of the changes in the Company’s outstanding stock options.

	2009		2008			2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$			$		$
Balance at beginning of year	4,733,300	0.93		3,328,250	0.87		3,798,748		0.73
Granted	3,485,000	1.80		1,617,500	1.03		1,260,000		1.09
Exercised	(2,408,300)	0.91		(113,700)	0.86		(1,547,374)		0.71
Expired/cancelled	(55,000)	1.31		(98,750)	1.10		(183,124)		0.86
Outstanding at end of year (1)	5,755,000	1.46		4,733,300	0.93		3,328,250		0.87
Exercisable at end of year	3,792,500	1.12		3,965,800	0.91		2,600,750		0.77

(1)	At December 31, 2009, the weighted-average remaining contractual life of stock options outstanding is 3.39 years (2008 – 2.60 years, 2007 – 2.91 years).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate (%)	2.01%	3.67%	4.13%
Expected life (years)	4.24 Years	5 years	5 years
Expected volatility (%)	66%	64%	64%
Expected dividend yield (%)	0%	0%	0%

The weighted average grant-date fair value of options granted during 2009 was $1.01 (2008 - $0.59, 2007 - $0.63).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

c) Summary of stock options and warrants outstanding:

December 31, 2009
Type of Issue	Number Outstanding	Weighted Average Price		Weighted Average Life
Stock Options			$	Years
	150,000	0.48		0.70
	200,000	0.56		0.95
	720,000	0.74		2.04
	20,000	0.76		3.80
	1,180,000	1.04		3.12
	2,350,000	1.31		4.01
	20,000	1.46		3.35
	40,000	1.68		2.67
	125,000	1.89		4.29
	150,000	1.90		2.50
	75,000	2.14		4.25
	100,000	2.55		2.29
	200,000	3.12		4.53
	145,000	3.13		4.44
	30,000	4.36		4.83
	50,000	4.47		4.73
	200,000	4.53		4.93
Total Stock Options	5,755,000	2.12		3.99

The Company has no warrants outstanding at year end.

d)      Summary of changes in contributed surplus:

	2009	2008	2007
Balance at beginning of year	$4,012,933	$3,082,261	$2,547,075
Stock-based compensation – administration	1,638,405	761,890	576,606
Stock-based compensation – mineral property costs	1,169,985	209,941	335,979
Stock-based compensation - options granted by spin-out companies	-	16,591	-
Fair value of stock options allocated to shares issued on exercise	(1,070,796)	(57,750)	(377,399)
Balance at end of year	$5,750,527	$4,012,933	$3,082,261

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2009	2008
Accumulated other comprehensive income (loss), January 1	$(1,329,141)	$549,606

Other comprehensive income (loss) for the year	543,299	(1,878,747)

Accumulated other comprehensive (loss), December 31	$(785,842)	$(1,329,141)

Components of accumulated other comprehensive income (loss), December 31

Unrealized gains (losses) on temporary investments	$(70,262)	$5,169
Unrealized (losses) on marketable securities and other investments - public company shares	(715,580)	(1,334,310)

	$(785,842)	$(1,329,141)
14.	INCOME TAXES

Current income tax payable in the amount of $nil (2008 - $22,603) represents an estimated current liability of the Company’s wholly-owned subsidiary, 1304850 Ontario Inc.

A reconciliation of income taxes at statutory rates is as follows:

	2009		2008	2007
	$		$	$

			Restated Note 19	Restated Note 19
Net loss for the year, before taxes		(2,198,042)	(5,653,969)	(90,694)

Expected income tax recovery		(725,354)	(1,724,460)	(30,927)
Net adjustment for current, deductible and non-deductible amounts		(824,715)	930,654	(534,215)
Unrecognized benefit of future tax assets		-	-	548,582
Valuation allowance		(91,644)	(2,460,400)	-
Income tax recoveries, net		(1,641,713)	(3,254,206)	(16,560)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	2009		2008
	$		$
Future income tax assets (liabilities):			Restated Note 19
Net mineral property carrying amounts in excess of tax pools		(19,865,008)	(20,343,028)
Equipment and intangible tax pools in excess of carrying value		330,263	338,020
Investment tax base in excess of carrying value		93,062	210,080
Share issue cost pool		1,865,695	387,853
Tax loss carry-forwards		5,249,437	4,346,019
		(12,326,551)	(15,061,056)
Valuation allowance		(1,064,777)	(464,170)
Net future tax liabilities		(13,391,328)	(15,525,226)

The Company has non-capital losses of approximately $18 million (2008 - $14 million, 2007 - $12 million), which are available to reduce future taxable income and which expire between 2010 and 2029.  Subject to certain restrictions the Company also has mineral property expenditures of approximately $54 million (2008 – $30 million, 2007 - $11 million) available to reduce taxable income in future years.

15.	RELATED PARTY TRANSACTIONS

For the twelve months ended December 31, 2009, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $810,448 (2008 - $198,422, 2007 - $913,422).  The fees are recorded within professional expenses, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2009, this law firm is owed $5,000 (2008 - $19,500).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

16.	COMMITMENTS

a)	At December 31, 2009, the Company has $67,849 in remaining lease payments for the use of its Vancouver office to September, 2010.

b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

17.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the twelve months ended December 31, 2009, the Company received common shares of other companies valued at $109,813 (2008 - $183,340, 2007 - $11,722) pursuant to the terms of property and joint venture agreements.  The Company has excluded from its investing cash flows $2,873,019 (2008 - $267,830, 2007 - $814,882) in accounts payable relating to mineral property costs.  Other non-cash investments included $1,169,985 (2008 - $209,940, 2007 - $89,688) recorded in property expenditures for stock based compensation awarded to personnel working on mineral properties and $80,979 (2008 – $nil, 2007 - $nil) recorded in property expenditures for amortization.

	2009	2008	2007
During the year, the Company paid and received the following:

Interest received	$149,604	$689,250	$794,476
Interest paid	$2,525	$22,351	$744
Income taxes paid	$26,505	$74,000	$85,000

18.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company granted 2,604,000 incentive stock options to employees, directors and contractors at an exercise price equal to the market value on issue, averaging $5.20, with an expiry term of 5 years.

Subsequent to the year end, 132,500 incentive stock options were exercised for proceeds of $171,375.

19.	RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for the years ended December 31, 2007 and 2008.  As a result of the items arising from this review, the Company determined that the following amendments should be reflected in a set of restated financial statements for the years ended December 31, 2007 and 2008.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

a)	A foreign exchange loss for the year ended December 31, 2008 of $2,894,204 and an increase in future income tax liabilities of $751,957.

b)	A foreign exchange gain for the year ended December 31, 2007 of $2,142,247 and a reduction in future income tax liabilities of $2,142,247.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

19.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

The effects of the above changes on the Company’s restated financial statements are summarized as follows:

	Reference	As previously reported		Adjustment		As restated
Balance sheet – December 31, 2008		$		$		$

Future income tax liability	(a) and (b)		14,774,288		751,957		15,525,226
Deficit	(a) and (b)		(21,351,403)		(751,957)		(22,103,360)

For the year ended December 31, 2008:

Statement of operations and deficit
Foreign exchange (loss)	(a)		-		(2,894,204)		(2,894,204)
Net income (loss) for the year	(a)		494,441		(2,894,204)		(2,399,763)
Deficit, beginning of the year	(b)		(21,845,844		2,142,247		(19,703,597)
Deficit, end of the year	(a) and (b)		(21,351,403)		(751,957)		(22,103,360)
Income (loss) per share	(a)		0.00		(0.02)		(0.02)

Statement of comprehensive loss
Comprehensive loss	(a)		(1,384,306)		(2,894,204)		(4,278,510)
Accumulated comprehensive loss, beginning of the year	(b)		(21,296,238)		(2,142,247)		(19,153,991)
Accumulated comprehensive loss, end of the year	(a) and (b)		(22,680,544)		(751,957)		(23,432,501)

For the year ended December 31, 2007:

Statement of operations and deficit
Foreign exchange gain	(b)		-		2,142,247		2,142,247
Net (loss) for the year	(b)		(2,216,381)		2,142,247		(74,134)
Deficit, end of the year	(b)		(21,845,844)		2,142,247		(19,703,597)
Loss per share	(b)		(0.02)		0.02		(0.00)

Statement of comprehensive loss
Comprehensive income (loss)	(b)		(1,875,328)		2,142,247		266,919
Accumulated comprehensive loss, end of the year	(b)		(21,296,238)		2,142,247		(19,153,991)

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

a)	Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to maintain property rights (including property options) and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all maintenance and exploration costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

b)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109 ASC Topic 740, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the requirement that all such costs related to mineral properties generally be expensed as described in (a) above;  therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP.  Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP.  As at December 31, 2009 unexpended flow-through funds were nil (2008 -$5,730,041; 2007 - $9,984,996).

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

c)	Investment in companies spun-off

Under US GAAP certain elements of the warrants and options spun off pursuant to the POA transaction of December 2006, would be accounted for differently from their treatment in these financial statements.  Specifically the Company would generally be required to present all assets acquired and liabilities assumed at their gross amounts, with no right of offset.  A significant liability would be recorded in respect to obligations related to transferred share purchase warrants, an amount included in equity under Canadian GAAP.  This liability was extinguished during 2007 as all warrants were exercised. Further, the Company would also record certain items in Operations and Other Comprehensive Income under US GAAP relating to certain fair value adjustments required to be made at December 31, 2006.

d)	Income taxes

In June 2006, FASB issued Financial Interpretation No. 48 (ASC 740), Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s  fiscal year end.  The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

e)	Exploration stage company

Pursuant to US GAAP and the guidance of the SEC, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

f)	Recently adopted accounting standards

In July 2009, US GAAP switched to a new codification scheme aimed to simplify US GAAP accounting research.  The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and is adopted by the Corporation in these 2009 annual financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 (ASC Subtopic 855-10), Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact the Corporation’s financial statements.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R (ASC Topic 805). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions, including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration.  The provisions of SFAS-141R are effective for the fiscal year beginning January 1, 2009.  The adoption of this standard did not impact the Corporation’s financial statements.

In December 2007, the FASB issued SFAS-160 (ASC Topic 805), “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The adoption of this standard on January 1, 2009 did not impact the Corporation’s financial statements.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

g)	Consolidated statement of cash flows

Pursuant to US GAAP and the guidance of the SEC, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

h)	Recently issued pronouncements

In August 2009, FASB amended SFAS 157 (Codified within ASC 820). The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The amended standard also clarifies the application of certain valuation techniques. This standard is effective for interim and annual periods beginning after August 26, 2009. This standard is not expected to affect the Company’s consolidated financial statements.

In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”, not yet included in Codification). SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. This standard is not expected to affect the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”, not yet included in Codification). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. This standard is not expected to affect the Company’s consolidated financial statements.

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The impact of these differences in respect to these financial statements is quantified below as they apply to financial statement line items

Balance Sheets	Note reference	2009		2008	2007
				Restated Note 19	Restated Note 19
		$		$	$
Investments - companies spun off - Canadian GAAP			168,694	153,400	439,629
Net fair value and related adjustments	(c)		-	-	118,675
Investment in companies spun off - US GAAP			168,694	153,400	558,304

Mineral property costs - Canadian GAAP			114,209,833	82,862,073	66,157,058
Mineral property costs expensed under US GAAP	(a)		(70,833,206)	(39,485,446)	(22,780,431)
Mineral property costs - US GAAP			43,376,627	43,376,627	43,376,627

Other liabilities - Canadian GAAP			-	-	-
Aggregate liabilities assumed on spin-off transaction	(c)		5,289	13,753	270,619
Other liabilities - US GAAP			5,289	13,753	270,619

Flow-through share tax liability – Canadian GAAP			-	-	-
Future tax related to premium on flow-through financing	(b)		-	1,217,593	1,789,652
Flow-through share tax liability – US GAAP			-	1,217,593	1,789,652

Share capital - Canadian GAAP			246,391,590	109,912,429	103,572,229
Adjustment to reverse entry for spin-off of Paragon assets	(a)		6,979,704	6,979,704	6,979,704
Future tax related to premium on flow-through financing	(b)		(3,007,245)	(3,007,245)	(1,789,652)
Adjustment to reinstate Canadian GAAP FIT recovery to share capital	(b)		6,440,882	4,797,132	1,521,343
Share capital – US GAAP			256,804,931	118,682,020	110,283,624

Opening deficit - Canadian GAAP			22,103,360	19,703,597	19,629,463
Net historical adjustments - US GAAP	(a)		49,486,380	31,344,049	23,016,331
Opening deficit - US GAAP			71,589,740	51,047,946	42,645,794

Accumulated other comprehensive income (loss) – Canadian GAAP			(785,842)	(1,329,141)	549,606
Adjustment to reflect net fair value measurements at each year end.	(c)		-	-	(89,373)
Accumulated other comprehensive income (loss) - US GAAP			(785,842)	(1,329,141)	460,233

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Operations Statements	Note reference	2009		2008	2007
				Restated Note 19	Restated Note 19
		$		$	$
FIT recovery - Canadian GAAP			1,645,615	3,276,809	23,560
Adjustments to FIT recoveries	(b)		(426,157)	(1,486,137)	-
FIT (expensed) recovery under US GAAP			1,219,458	1,790,672	23,560

Stock-based compensation expense - Canadian GAAP			1,638,418	659,806	576,605
Adjustment to fair value certain spin-off related items	(c)		(8,461)	(256,869)	151,944
Stock-based compensation expense - US GAAP			1,629,957	402,937	728,549

Mineral property costs written off - Canadian GAAP			-	-	224,695
Under US GAAP such expenses not initially capitalized	(a)		-	-	(224,695)
Mineral property costs written off under US GAAP			-	-	-

Mineral property costs expensed - Canadian GAAP			212,265	232,932	189,027
Under Canadian GAAP policy such costs initially deferred	(a)		31,347,760	16,705,015	7,068,153
Net mineral property costs expensed – US GAAP			31,560,025	16,937,947	7,257,180

Statements of Cash Flows	Note reference	2009		2008	2007
				Restated Note 19	Restated Note 19
		$		$	$
Cash provided by (used in) operating activities, under Canadian GAAP			(3,118,912)	(1,253,264)	(1,534,976)
Adjustment for mineral properties and deferred exploration	(g)		(27,611,890)	(16,893,521)	(11,415,083)
Cash used in operating activities, under US GAAP			(30,730,802)	(18,146,785)	(12,950,059)

Cash provided by (used in) investing activities, under Canadian GAAP			(150,309,553)	(4,342,536)	(18,110,324)
Adjustment for mineral properties and deferred exploration	(g)		27,611,890	16,893,521	11,415,083
Cash provided by (used in) investing activities, under US GAAP			(122,697,663)	12,550,985	(6,695,241)

- -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Cash Flows	Note reference	2009		2008	2007
				Restated Note 19	Restated Note 19
		$		$	$
Cash provided by financing activities, under Canadian GAAP			137,052,115	9,558,240	27,202,929
Change in restricted cash from issuance of flow-through shares	(b)		-	4,254,955	(9,984,996)
Cash provided by financing activities, under US GAAP			137,052,115	13,813,195	17,217,933

Cash and cash equivalents, end of year, Canadian GAAP			2,377,398	18,753,749	14,791,309
Restricted cash from issue of flow-through shares	(b)		-	(5,730,041)	(9,984,996)
Cash and cash equivalents, end of year, US GAAP			2,377,398	13,023,708	4,806,313

The following is comparative disclosure of the application of US GAAP as described above to certain other line items in these consolidated financial statements:

	2009				2008				2007
					Restated Note 19				Restated Note 19
	Canadian GAAP		US GAAP		Canadian GAAP		US GAAP		Canadian GAAP		US GAAP
	$		$		$		$		$		$
Total assets		246,126,912		175,293,706		106,834,083		67,348,637		101,017,670		78,355,914
Total liabilities		18,810,404		17,435,616		16,341,222		17,572,568		13,517,171		15,557,442
Total shareholders’ equity		227,316,508		157,858,091		90,492,861		49,776,069		87,500,499		62,778,472
Net income (loss)		(2,211,452)		(32,321,785)		(2,399,763)		(20,334,046)		(74,134)		(7,069,536)
Income (loss) per share		(0.00)		(0.17)		(0.02)		(.14)		(0.00)		(0.06)
Net cash flows to operating activities		3,118,912		30,730,802		1,253,264		18,146,785		1,534,976		12,950,059
Net cash flows (to)from investing activities		(150,309,553)		(122,697,663)		(4,342,536)		12,550,985		(18,110,324)		(6,695,241)
Net cash flows from financing activities		137,052,114		137,052,114		9,558,240		13,813,195		27,202,929		17,217,933

- -